SEC
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MAY 07 2020

Washington DC
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20013088

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asia Pacific Financial Management Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Aspinall Avenue
(No. and Street)

Hagatna	Guam	96910-5156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra McKeever (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, an Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Ste. 150	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra McKeever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asia Pacific Financial Management Group, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

BARBARA L. LUJAN
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: June 24, 2021
145 Aspinall Avenue, Hagatna Guam 96910

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam Corporation)

Financial Statements and Other Financial Information

Year ended December 31, 2019

Contents

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Asia Pacific Financial Management Group,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Asia Pacific Financial Management Group, (the "Company") as of December 31, 2019, the related statement of income, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Asia Pacific Financial Management Group's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2019.
Woodland Hills, California
April 8, 2020

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Financial Condition

December 31, 2019

ASSETS	
Cash and cash equivalents	$ 164,444
Deposit with clearing organization	57,751
Funds held in trading securities account	239,224
Receivable from brokers	279,496
Prepaid expenses	5,713
Operating Lease	122,400
Property, equipment and leasehold improvements, operating lease net of accumulated depreciation (note 5)	83,458
Total assets	$ 952,486
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	106,148
Commissions payable to stockholders	149,359
Commissions payable to other brokers	15,993
Operating Lease	122,400
Guam income tax payable (note 6)	5,241
Deferred income taxes	25,018
Total liabilities	424,159
Commitments and contingencies (notes 7 and 8)	
Stockholders' equity:	
Common stock, $1 par value. 800,000 shares authorized; 26,000 shares issued and outstanding	26,000
Additional paid-in capital	12,000
Retained earnings	602,327
	640,327
Less: Treasury stock, 2,592 shares at cost	(112,000)
Total stockholders' equity	528,327
Total liabilities and stockholders' equity	$ 952,486

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Income

Revenues:	
Investment advisory fees	$1,543,885
Annuity commissions	49,187
Investment commissions	59,880
Life insurance commissions	57,478
Mutual fund 12b-1 fees	40,053
Trading gains	47,649
Account annual fees	6,550
Interest income	4,931
Other income	405
Total revenues	1,810,018
Operating expenses:	
Commissions	1,088,785
Employee compensation and benefits	358,335
Other operating expenses	177,126
Occupancy and equipment (note 7)	54,078
Taxes and licenses	19,994
Depreciation	20,347
Technology and communications	7,615
Total operating expenses	1,726,280
Operating income and income before income taxes	83,738
Guam income tax expense	10,936
Net income	$ 72,802

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2019

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balance December 31, 2019	26,000	$ 26,000	$ 12,000	$ 529,525	$ (112,000)	$ 455,525
Net income		-	-	72,802	-	72,802
Purchase of treasury stock		-	-	-	-	-
Dividends declared and paid		-	-	-	-	-
Balance December 31, 2019	26,000	$ 26,000	12,000	602,327	(112,000)	528,327

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 72,802
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	20,347
Changes in assets and liabilities:	
Deposit with clearing organization	(126)
Funds held in trading securities accounts	(67,423)
Receivables from brokers	(51,319)
Prepaid expenses	(1,007)
Accounts payable	18,139
Commissions payable	24,102
Deferred tax liability	5,695
Guam income tax payable	5,241
Net cash provided by operating activities	26,451
Cash flows from investing activities:	
Purchases of property and equipment	17,855
Net cash used in investing activities	17,855
Net increase in cash	44,306
Cash at beginning of year	285,328
Cash at end of year	$ 329,634

See accompanying notes to financial statements and auditors' report.

1. Organization and Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

2. Significant Accounting Policies

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services. The Company's customers are primarily individuals and businesses located in Guam, but the funds are invested primarily in large U.S. companies. The Company has a geographic concentration. If all of the investment firms that Company deals with were unable to meet their obligations, the Company would experience a loss equal to the balance of accounts receivable reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies, continued

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expense are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance commissions. The Company sells life insurance as a broker. The Company recognizes revenue for the commissions it earns over time as the premiums are collected.

Annuity commissions. The Company sells annuities to customers, and earns commissions on the initial sale as well as residual commissions based on the amount invested.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

2. Significant Accounting Policies, continued

Revenue Recognition, continued

Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or fulfill a Contract with a Customer

The Company does not incur significant costs to obtain contracts with customers, such as commissions paid to employees for obtaining new contracts. The Company has therefore not recorded an asset for such costs.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income Taxes

The Territory of Guam adopted most sections of the United States Internal Revenue Code as the territorial or local income tax.

Guam income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to the use of mandatory depreciation methods for fixed assets under the tax laws. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will be recoverable or taxable when the temporary differences reverse or certain future events occur. No deferred tax liability is recorded for permanent tax differences.

2. Significant Accounting Policies, continued

Income Taxes, continued

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2016. The Company does not have any unrecognized tax benefits at December 31, 2019 that would affect the annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2019 related to unrecognized tax benefits.

Advertising

The costs of non direct response advertising are charged to expense as incurred.

3. Revenue from Contracts with Customers

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source

Asset management fees	
Investment advisory fees	$ 1,543,885
Commissions	
Brokerage commissions	99,933
Life insurance commissions	55,345
Annuity commissions	49,187
Supplemental insurance commissions	2,132
Total commissions	206,597
Total revenue from contracts with customers	$ 1,750,482

4. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

4. Fair Value, continued

Processes and Structure

The Board of Directors is responsible for the Company's fair value valuation policies, processes, and procedures. The Board implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Cash and cash equivalents, and deposits with clearing organizations are essentially cash and are therefore valued at fair value. The fair value of amounts receivable from brokers, prepaid expenses, accounts payable, accrued expenses, and commissions payable are approximately the same as their carrying values, due to the short term nature of the accounts.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1
Corporate equities	$143,310
Exchange traded products	86,844
Total	$230,154

4. Fair Value, continued

The investments carried at fair value above are included with a cash equivalent of $9,070 in the accompanying statement of financial condition as "Funds held in trading securities account" at a total of $239,224.

Fair Value Option

FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has not been elected as of December 31, 2019.

5. New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU introduced a comprehensive, principles-based framework for recognizing revenue that supersedes the revenue recognition requirements contained in FASB ASC 605 *Revenue Recognition* and virtually all industry-specific revenue recognition guidance. The ASU provides a framework to address revenue recognition issues, create more consistency and comparability of revenue recognition practices, and improve the usefulness of financial information provided to the users of the financial statements through additional disclosures. The FASB has issued several ASUs subsequent to the issuance of ASU 2014-09 to provide further clarification. The subsequent ASUs have the same effective date as that of ASU 2014-09.

In August 2015 the original effective dates of ASU 2014-09 were deferred by one year through the issuance of ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. The effective date of ASU 2014-09 is therefore for annual reporting periods beginning after December 15, 2017 (for public entities). The Company adopted ASU 2014-09 under the modified retrospective approach, applying the amendments to prospective reporting periods. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605. The implementation of the standard did not change the amounts of revenue recognized by the Company, nor did it require a cumulative adjustment to reported earnings. The implementation of the standard resulted in expanded disclosures of the types of revenue recognized by the Company.

5. New Accounting Pronouncements, continued

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU became effective for public entities for years beginning after December 15, 2018. The Company implemented this ASU as of January 1, 2019.

6. Operating Lease Assets and Liabilities

The Company leases its administrative office under a noncancelable operating lease with a term expiring on December 31, 2022. Monthly rent under the lease was $2,800 until December 31, 2018. The rent was increased to $3,400 per month effective January 1, 2019. The building and related improvements from which APFMG conducts its operations are owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's former majority (57%) stockholder. The former majority shareholder sold his interest in APFMG to the current CEO/President, who was formerly a 20% shareholder before purchasing the additional 57% interest. Payments under this lease for the year ended December 31, 2019 were $40,800. Of this total, $6,239 was recognized as interest expense and $34,561 was recognized as rent expense.

As of December 31, 2019 the Company has a commitment to pay rent under this lease as follows:

Years ending December 31:	
2020	$ 40,800
2021	40,800
2022	40,800
Total lease payments	122,400
Less amount representing interest	(10,047)
Lease liability as of 12/31/2019	$ 112,353

The operating lease liability has been discounted to a present value at December 31, 2019 of $112,353 using the Company's incremental borrowing rate of five and one quarter percent (5.25%). Future interest expense to be recognized under this lease is $10,047.

7. Property and Equipment

A summary of property and equipment as of December 31, 2019 follows:

Furniture	$ 177,073
Equipment	52,237
Leasehold improvements	26,344
	255,654
Less accumulated depreciation	(178,771)
Property and equipment, net	$ 76,883

8. Guam Income Tax

During the year ended December 31, 2019 the Company paid $-0- in Guam income taxes. The Company's deferred income tax liability increased by $5,695 due primarily to unrealized gains on investments. Income taxes currently payable are $5,241 at December 31, 2019.

9. Subsequent Events

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through April 8, 2020, which is the date the financial statements were available to be issued.

10. Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, APFMG had net capital of $371,567, which was $353,118 in excess of its required net capital of $18,449. The Company's net capital ratio was .745 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2019

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 528,327
Additions:		
Allowable credit for deferred income taxes payable		25,018
Deductions:		
Non-allowable assets:		
Clearing account deposit	(57,751)	
Broker and other receivables	(0)	
Prepaid expenses	(5,714)	
Furniture, equipment and leasehold improvements	(83,458)	
Petty cash	(150)	
		(147,073)
Net capital before haircuts on securities positions (tentative net capital)		406,272
Haircuts on securities from Part IIA		(34,705)
Net capital		$ 371,567

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Aggregate Indebtedness

December 31, 2019

Total liabilities in the statement of financial condition	$ 424,159
Operating Lease	(122,400)
Deferred income taxes payable	(25,018)
Aggregate indebtedness for the Forms Report	$ 276,741
Net capital	$ 371,567
Percentage of aggregate indebtedness to net capital	74.5%

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Basic Net Capital Requirement

December 31, 2019

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 18,449
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 18,449
Net capital	$ 371,567
Excess net capital	$ 353,118
Excess net capital at 1000%	
Excess net capital	$ 353,118
Less: 10% of aggregate indebtedness	27,674
Excess net capital at 1000%	$ 325,444

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Reconciliation with Focus Report Form X-17A-5

December 31, 2019

Total ownership equity qualified for net capital per original Focus Report		$ 541,353
Amendments:		
Accrued expenses in original report	269,410	
Accrued expenses in amended report	276,741	
Change in accrued expenses		(7,331)
Deferred income taxes in original report	19,323	
Deferred income taxes in amended report	(25,018)	
Change in deferred income taxes		(5,695)
Difference – rounding		1
Total ownership equity qualified for net capital per amended Focus Report		528,328
Difference – rounding		(1)
Total ownership equity qualified for net capital per Audit		$ 528,327

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying auditors' report.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sandra McKeever, President
Asia Pacific Financial Management Group,

We have reviewed management's statements, included in the accompanying Asia Pacific Financial Management Group Exemption Report in which (1) Asia Pacific Financial Management Group, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Asia Pacific Financial Management Group claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Asia Pacific Financial Management Group met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Asia Pacific Financial Management Group's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
Woodland Hills, California
April 8, 2020

Asia Pacific Financial Management Group's Exemption Report

Asia Pacific Financial Management Group, Inc. (the "Company") is a registered broker-dealer subject to SEA Rule 17a-5. This Exemption Report was prepared as required by provisions in SEA Rule 17a-5(d)(4)(i)-(iii). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from §240.15c3-3 under the following provisions of §240.15c3-3(k)(2)(ii) and (k)(1). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.
(2) The Company had no obligations under §240.15c3-3(k)(2)(ii) and (k)(1) throughout the most recent fiscal year without exception.

____
Asia Pacific Financial Management Group, Inc.

I, Sandra McKeever, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________
Sandra McKeever, President
April 8, 2020

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of
Asia Pacific Financial Management Group,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Asia Pacific Financial Management Group (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
We have served as the Company's auditor since 2019.
Woodland Hills, CA
April 8, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******2827*****************************MIXED AADC 220
46412 FINRA DEC
ASIA PACIFIC FINANCIAL MANAGEMENT GROUP INC
145 ASPINALL AVE STE 101
~~HAGATNA, GU 96910-5138~~

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
MELINDA SULIT;671-472-6400

2. A.	General Assessment (item 2e from page 2)	$ 15
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	(7)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 8

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ASIA PACIFIC FINANCIAL MGMT GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VICE PRESIDENT
(Title)

Dated the 23 day of JANUARY, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,810,020
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,740,532
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	47,649
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	11,887
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,800,068
2d. SIPC Net Operating Revenues	$ 9,952
2e. General Assessment @ .0015	$ 15
	(to page 1, line 2.A.)